Exhibit 99.1

Daqo New Energy Announces Unaudited Fourth Quarter and Fiscal Year 2019 Results

Shihezi, China—March 11, 2020—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the fourth quarter and fiscal year of 2019.

Fourth Quarter 2019 Financial and Operating Highlights

•	Polysilicon production volume was 16,204 MT in Q4 2019, compared to 9,437 MT in Q3 2019
•	Polysilicon sales volume was 13,291 MT in Q4 2019, compared to 9,238 MT in Q3 2019
•	Polysilicon average total production cost(1) was $6.38/kg in Q4 2019, compared to $6.97/kg in Q3 2019
•	Polysilicon average cash cost(1) was $5.47/kg in Q4 2019, compared to $5.85/kg in Q3 2019
•	Polysilicon average selling price (ASP) was $8.77/kg in Q4 2019, compared to $8.99/kg in Q3 2019
•	Revenue from continuing operations was $118.9 million in Q4 2019, compared to $83.9 million in Q3 2019
•	Gross profit from continuing operations was $35.1 million in Q4 2019, compared to $18.1 million in Q3 2019. Gross margin from continuing operations was 29.5% in Q4 2019, compared to 21.5% in Q3 2019
•	EBITDA (non-GAAP)(2) from continuing operations was $45.4 million in Q4 2019, compared to $19.7 million in Q3 2019. EBITDA margin (non-GAAP)(2) from continuing operations was 38.2% in Q4 2019, compared to 23.5% in Q3 2019
•	Net income from continuing operations was $20.4 million in Q4 2019, compared to $4.8 million in Q3 2019 and $17.1 million in Q4 2018.
•	Net loss from discontinued operations was $0.3 million in Q4 2019, compared to net income from discontinued operations of $0.2 million in Q3 2019 and net loss from discontinued operations of $5.6 million in Q4 2018.
•	Net income attributable to Daqo New Energy Corp. shareholders was $20.1 million in Q4 2019, compared to $5.0 million in Q3 2019 and $11.4 million in Q4 2018.
•	Earnings per basic American Depository Share (ADS) was $1.45 in Q4 2019, compared to $0.37 in Q3 2019, and $0.86 in Q4 2018.
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $24.5 million in Q4 2019, compared to $9.5 million in Q3 2019 and $15.7 million in Q4 2018.
•	Adjusted earnings per basic ADS (non-GAAP)(2) was $1.77 in Q4 2019, compared to $0.69 in Q3 2019, and $1.18 in Q4 2018.

US$ millions	Three months ended
except as indicated otherwise	Dec 31, 2019	Sept 30, 2019	Dec 31, 2018
Revenues	118.9	83.9	75.6
Gross profit	35.1	18.1	16.9
Gross margin	29.5%	21.5%	22.4%
Operating income	30.1	8.8	20.2
Net income from continuing operations	20.4	4.8	17.1
Net (loss) / income from discontinued operations, net of tax	(0.3)	0.2	(5.6)
Net income attributable to Daqo New Energy Corp. shareholders	20.1	5.0	11.4
Earnings per basic ADS ($ per ADS)	1.45	0.37	0.86
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	24.5	9.5	15.7
Adjusted earnings per basic ADS (non-GAAP)(2) ($ per ADS)	1.77	0.69	1.18
EBITDA (non-GAAP)(2) from continuing operations	45.4	19.7	29.5
EBITDA margin (non-GAAP)(2) from continuing operations	38.2%	23.5%	39.1%
Polysilicon sales volume (MT)	13,291	9,238	7,030
Polysilicon production cost ($/kg)(1)	6.38	6.97	7.94
Polysilicon cash cost (excl. dep’n) ($/kg)(1)	5.47	5.85	6.64

Full Year 2019 Financial and Operating Highlights

•	Polysilicon production volume was 41,556 MT in 2019, compared to 23,351 MT in 2018
•	Polysilicon sales volume was 38,110 MT in 2019, compared to 22,521 MT in 2018
•	Revenue from continuing operations was $350.0 million in 2019, compared to $301.6 million in 2018
•	Gross profit from continuing operations was $80.1 million in 2019, compared to $98.1 million in 2018. Gross margin was 22.9% in 2019, compared to 32.5% in 2018
•	EBITDA (non-GAAP)(2) from continuing operation was $95.3 million in 2019, compared to $120.4 million in 2018
•	EBITDA margin (non-GAAP)(2) from continuing operations was 27.2% in 2019, compared to 39.9% in 2018
•	Net income attributable to Daqo New Energy Corp. shareholders was $29.5 million in 2019, compared to $38.1 million in 2018
•	Earnings per basic ADS was $2.17 in 2019, compared to $3.06 in 2018
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $47.4 million in 2019, compared to $71.6 million in 2018
•	Adjusted earnings per basic ADS (non-GAAP)(2) was $3.49 in 2019, compared to $5.74 in 2018

Notes:

(1)	Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA from continuing operations, EBITDA margin from continuing operations, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We are pleased to report an outstanding quarter to close out the year in which we delivered strong operational and financial results. Having completed the new 35,000 MT Phase 4A expansion project at the end of the third quarter, we quickly ramped its production up during the fourth quarter and hit full capacity in December 2019. We completed the ramp up progress months ahead of schedule and were able to generate outstanding operational results across all key metrics including production volume, product quality, and manufacturing cost. I would like to thank our entire team for their hard work and dedication. I also would like to thank the Shihezi city government and our energy suppliers, equipment providers, construction and installation partners and other business partners, for their enormous support that made the Phase 4A expansion project a great success. We truly appreciate their contributions and excellent work.”

“We successfully reduced our total production cost to $6.38/kg during the quarter, an 8.5% decrease sequentially and below our previous target of $6.50/kg. With the Phase 4A fully ramped up, our energy consumption, raw material utilization efficiency, and other unit costs are all trending positively. Approximately 81% of our production during the quarter consisted of high-quality mono-grade polysilicon. This result is all the more exceptional given we achieved it while ramping up production and optimizing overall operations for the new Phase 4A. With manufacturing costs continuing to fall, our gross margin for the fourth quarter expanded to 29.5%, a significant improvement sequentially from 21.5%. Our EBITDA improved to $45.4 million during the quarter as adjusted net income jumped to $24.5 million. We are proud of this financial performance and believe it reflects the direction we are headed in with Phase 4A now at full production capacity.”

“Based on our current estimates, we expect to run our facilities at full utilization and produce approximately 18,000 MT to 19,000 MT of polysilicon during the first quarter of 2020. We are also making progress in further cost reduction by improving operational efficiency and reducing energy consumption. As such, we expect our production costs to be reduced to approximately $6.10/kg in the first quarter of 2020. At the same time, we will continue to improve product quality and expect mono-grade polysilicon products to account for approximately 90% of our sales volume during the first quarter of 2020.”

“2019 was a challenging year for China’s domestic solar PV market. Due to the delayed announcement of the subsidy policy last year, newly added solar PV installations in China during the year came in at approximately 30 GW, significantly below the market and government’s original expectations of 40~50 GW. However, a draft of the subsidy policy for 2020 was released in late January this year and is expected to be finalized sometime in March or April of 2020. When combined with some delayed projects from 2019, we expect newly added installations in China for 2020 to be approximately 40 GW. Demand from overseas markets is expected to grow healthily in 2020 as overall costs fall further and grid-parity is reached in more and more countries and regions. With China’s domestic market expected to recover and overseas demand continuing to grow, we believe global solar PV demand will exceed 140 GW in 2020, a significant increase from 2019.”

“Towards the end of 2019 we saw the market share for multi-grade polysilicon shift meaningfully towards mono-grade polysilicon. While mono-grade polysilicon continues to be in high demand with stable pricing, demand for multi-grade polysilicon wanes with prices dropping significantly. While we are ideally positioned to benefit from this shift towards mono-grade polysilicon, this will adversely impact some of our competitors who produce mostly multi-grade polysilicon. At the same time, we are seeing a number of major competitors shutting down their operations, exiting the market and laying off employees due to significant financial losses and their uncompetitive cost structure. We believe this trend will continue going forward unless ASPs can recover to healthy levels for our competitors to continue production.”

“In order to limit and contain the spread of COVID-19 (Coronavirus) in China, the government implemented strict controls and policies starting in late January this year that had an adverse impact on logistics and supply chains of many companies in manufacturing industry. We immediately set up a crisis response task force led by our senior management team and began rolling out initiatives to ensure business continuity including a detailed assessment of our supply chain and logistics, the immediate procurement of critical raw materials, and plans to allow employees return to work, which resulted in uninterrupted production and full utilization during this challenging period. We are pleased to report that with our team’s dedication and the strong support we received from our raw material suppliers and logistics partners, we were able to remediate most of the impact on production, sales, and shipments resulting from the outbreak and related government controls.”

“We believe the balance between polysilicon supply and demand will improve meaningfully in 2020 driven by the aggressive capacity expansion of mono wafer producers and very limited additional polysilicon production capacity coming online. So far during the first quarter, we are seeing improvements in ASPs of polysilicon every month which we believe will continue going forward. I am confident that we will continue to benefit from the shift from multi-crystalline to mono-crystalline technology resulting in robust demand and pricing for mono-grade polysilicon.”

Outlook and guidance

The Company expects to produce approximately 18,000MT to 19,000MT of polysilicon and sell approximately 17,500MT to 18,500MT of polysilicon to external customers during the first quarter of 2020. For the full year of 2020, the Company expects to produce approximately 73,000 to 75,000 MT of polysilicon, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Fourth Quarter 2019 Results

Revenues

Revenues were $118.9 million, compared to 83.9 million in the third quarter of 2019 and $75.6 million in the fourth quarter of 2018. The increase in revenues was primarily due to higher polysilicon sales volume and partially offset by lower ASPs.

The Company produced 16,204 MT and sold 13,291 MT of polysilicon during the quarter. The difference between the production and sales volume was primarily attributable to an increase in finished goods inventory associated with the doubling of production capacity in December 2019 when compared to the third quarter of 2019, the majority of which were shipments in transit to customers, as well as an increase in the amount of polysilicon utilized for the production of silicon seed rods.

Gross profit and margin

Gross profit was $35.1 million, compared to $18.1 million in the third quarter of 2019 and $16.9 million in the fourth quarter of 2018. Gross margin was 29.5%, compared to 21.5% in the third quarter of 2019 and 22.4% in the fourth quarter of 2018. The increase in gross margin was primarily due to lower production costs despite a slight decrease in ASPs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $9.0 million, compared to $8.2 million in the third quarter of 2019 and $8.2 million in the fourth quarter of 2018. The increase was primarily due to an increase in shipping costs as a result of higher sales volume. SG&A expenses during the quarter included $4.0 million in non-cash share-based compensation costs related to the Company’s share incentive plan.

Research and development expenses

Research and development (R&D) expenses were $1.2 million, compared to $1.2 million in the third quarter of 2019 and $1.0 million in the fourth quarter of 2018. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income from operations and operating margin

As a result of the foregoing, income from operations was $30.1 million, compared to $8.8 million in the third quarter of 2019 and $20.2 million in the fourth quarter of 2018.

Operating margin was 25.3%, compared to 10.4% in the third quarter of 2019 and 26.7% in the third quarter of 2018.

Interest expense

Interest expense was $3.9 million, compared to $2.6 million in the third quarter of 2019 and $1.9 million in the fourth quarter of 2018. The increase was primarily due to an increase in bank loans.

EBITDA (non-GAAP)

EBITDA (non-GAAP) from continuing operations was $45.4 million, compared to $19.7 million in the third quarter of 2019 and $29.5 million in the fourth quarter of 2018. EBITDA margin (non-GAAP) was 38.2%, compared to 23.5% in the third quarter of 2019 and 39.1% in the fourth quarter of 2018.

Loss / (income) from discontinued operations, net of tax

During the third quarter of 2018, the Company decided to discontinue its solar wafer manufacturing operations. Net loss from discontinued operations was $0.3 million in the fourth quarter of 2019, compared to net income from discontinued operations of $0.2 million in the third quarter of 2019 and net loss from discontinued operations of $5.7 million in the fourth quarter of 2018. Net income from discontinued operations during the third quarter of 2019 resulted from the disposal of fixed assets which were impaired in 2018 and the previous years.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $20.1 million in the fourth quarter of 2019, compared to $5.0 million in the third quarter of 2019 and $11.4 million in the fourth quarter of 2018.

Earnings per basic American Depository Share (ADS) was $1.45 in the fourth quarter of 2019, compared to $0.37 in the third quarter of 2019, and $0.86 in the fourth quarter of 2018.

Financial Condition

As of December 31, 2019, the Company had $114.4 million in cash and cash equivalents and restricted cash, compared to $68.2 million as of September 30, 2019 and $94.0 million as of December 31, 2018. As of December 31, 2019, the notes receivable balance was $5.6 million, compared to $4.3 million as of September 30, 2019 and $8.1 million as of December 31, 2018. As of December 31, 2019, total borrowings were $280.1 million, of which $151.5 million were long-term borrowings, compared to total borrowings of $248.8 million, including $163.5 million long-term borrowings, as of September 30, 2019 and total borrowings of $171.5 million, including $133.3 million long-term borrowings, as of December 31, 2018.

Cash Flows

For the twelve months ended December 31, 2019, net cash provided by operating activities was $181.0 million, compared to $95.6 million in the same period of 2018.

For the twelve months ended December 31, 2019, net cash used in investing activities was $261.8 million, compared to $164.7 million in the same period of 2018. The net cash used in investing activities in 2019 and 2018 was primarily related to the capital expenditures on Xinjiang Phase 3B and 4A polysilicon projects.

For the twelve months ended December 31, 2019, net cash provided by financing activities was $102.3 million, compared to net cash used in financing activities of $86.7 million in the same period of 2018.

Full Year 2019 Results

Revenues

Revenues were $350.0 million in 2019, compared to $301.6 million in 2018. The increase was primarily due to higher polysilicon sales volume and partially offset by lower ASPs.

Gross profit and margin

Gross profit was $80.1 million in 2019, compared to $98.1 million in 2018. Gross margin was 22.9% in 2019, compared to 32.5% in 2018. The decrease was primarily due to lower polysilicon ASPs andpartially offset by further reductions in cost.

Selling, general and administrative expenses

Selling, general and administrative expenses were $32.9 million in 2019, compared to $27.1 million in 2018. The increase was primarily due to an increase of non-cash share-based compensation costs related to the Company’s 2018 share incentive plan.

Research and development expenses

Research and development (R&D) expenses were $5.3 million in 2019, compared to $2.7 million in 2018, mainly due to an increase in R&D staff and costs related to new R&D projects. Research and development expenses can vary from period to period and reflect R&D activities that took place during the period.

Income from operations and operating margin

As a result of the foregoing, income from operations was $47.5 million in 2019, compared to $81.2 million in 2018. Operating margin was 13.6% in 2019, compared to 26.9% in 2018.

Interest expense

Interest expense was $10.4 million in 2019, compared to $10.8 million in 2018.

Income tax expense

Income tax expense was $9.6 million in 2019, compared to $11.7 million in 2018. The decrease was primarily due to lower income before income taxes.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

Net income attributable to Daqo New Energy Corp. shareholders was $29.5 million in 2019, compared to $38.1 million in 2018. Earnings per basic ADS were $2.17 in 2019, compared to $3.06 in 2018.

Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders was $47.4 million in 2019, compared to $71.6 million in 2018. Adjusted earnings per basic ADS (non-GAAP) were of $3.49 in 2019, compared to $5.74 in 2018.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, and the Company had removed this adjustment from the non-GAAP reconciling item since the fourth quarter of 2018, because as of the end of the third quarter of 2018, all of the polysilicon machinery and equipment had been either relocated to Xinjiang, disposed, or planned to be disposed of in due course. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on March 11, 2020. (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL: https://services.choruscall.com/links/dq200311.html

A replay of the call will be available 1 hour after the end of the conference through March 18, 2020.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10140066

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html
Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter and the full year of 2020 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance.. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended			Year Ended Dec 31,
	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018	2019	2018
Revenues	$118,918	$83,909	$75,603	$349,991	$301,600
Cost of revenues	(83,800)	(65,834)	(58,665)	(269,887)	(203,486)
Gross profit	35,118	18,075	16,938	80,104	98,114
Operating expenses
Selling, general and administrative expenses	(8,987)	(8,178)	(8,240)	(32,907)	(27,077)
Research and development expenses	(1,206)	(1,228)	(970)	(5,258)	(2,737)
Other operating income	5,164	81	12,462	5,546	12,904
Total operating (expenses) / income	(5,029)	(9,325)	3,252	(32,619)	(16,910)
Income from operations	30,089	8,750	20,190	47,485	81,204
Interest expense	(3,936)	(2,551)	(1,891)	(10,397)	(10,763)
Interest income	208	193	441	983	1,236
Foreign exchange gain / (loss)	4	-	(102)	(185)	1,836
Income before income taxes	26,365	6,392	18,638	37,886	73,513
Income tax expense	(5,972)	(1,561)	(1,563)	(9,623)	(11,717)
Net income from continuing operations	20,393	4,831	17,075	28,263	61,796
Net (loss) / income from discontinued operations	(306)	152	(5,628)	1,261	(23,030)
Net income	20,087	4,983	11,447	29,524	38,766
Net (loss) / income attributable to non-controlling interest	(1)	-	66	(1)	641
Net income attributable to Daqo New Energy Corp. shareholders	$20,088	$4,983	$11,381	$29,525	$38,125

Net income	20,087	4,983	11,447	29,524	38,766
Other comprehensive income / (loss):
Foreign currency translation adjustments	13,892	(21,337)	935	(6,702)	(26,356)
Total other comprehensive income / (loss)	13,892	(21,337)	935	(6,702)	(26,356)
Comprehensive income / (loss)	33,979	(16,354)	12,382	22,822	12,410
Comprehensive income attributable to non-controlling interest	2	-	69	2	501
Comprehensive income / (loss) attributable to Daqo New Energy Corp. shareholders	$33,977	$(16,354)	$12,313	$22,820	$11,909

Earnings / (Loss) per ADS
-Continuing operations	1.47	0.36	1.29	2.08	4.91
-Discontinued operations	(0.02)	0.01	(0.43)	0.09	(1.85)
Basic	1.45	0.37	0.86	2.17	3.06

-Continuing operations	1.43	0.34	1.27	2.02	4.70
-Discontinued operations	(0.02)	0.01	(0.42)	0.09	(1.77)
Diluted	1.41	0.35	0.85	2.11	2.93

Weighted average ADS outstanding
Basic	13,837,250	13,634,401	13,237,220	13,582,842	12,468,606
Diluted	14,274,977	14,219,008	13,455,067	13,998,462	13,020,253

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018
ASSETS:
Current Assets:
Cash and cash equivalents	$51,840	$26,985	$65,419
Restricted cash	62,609	41,192	28,609
Short-term investments	-	-	21,807
Accounts receivable, net	13	129	1,181
Notes receivable	5,644	4,294	8,111
Prepaid expenses and other current assets	15,344	24,176	10,336
Advances to suppliers	1,544	7,823	3,328
Inventories	36,391	21,023	15,449
Amount due from related parties	17	3,492	815
Current assets associated with discontinued operation	926	414	5,014
Total current assets	174,328	129,528	160,069
Property, plant and equipment, net	995,027	888,080	611,975
Prepaid land use right	29,593	22,612	23,923
Deferred tax assets	1,352	790	821
Investment in affiliate	642	625	650
Operating lease Right-of-use assets	197	211	-
Non-current asset associated with discontinued operation	217	226	52,491
TOTAL ASSETS	1,201,356	1,042,072	854,929

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	128,612	85,278	38,206
Accounts payable	12,713	20,070	9,195
Notes payable	101,171	62,287	29,209
Advances from customers-short term portion	33,028	21,218	10,214
Payables for purchases of property, plant and equipment	112,538	81,709	27,221
Accrued expenses and other current liabilities	12,222	12,071	9,418
Amount due to related parties	38,825	16,787	2,260
Income tax payable	4,789	3,437	5,455
Lease liabilities - short term portion	85	81	-
Current liabilities associated with discontinued operation	1,165	1,087	18,676
Total current liabilities	445,148	304,025	149,854
Long-term borrowings	151,518	163,519	133,312
Advance from customers – long term portion	2,154	9,092	7,269
Amount due to related parties - long term portion	7,899	15,387	15,992
Other long-term liabilities	21,034	20,876	21,463
Deferred Tax Liabilities	6,368	1,145	1,185
Lease liabilities – long term portion	77	74	-
Non-current liabilities associated with discontinued operation	-	-	723
TOTAL LIABILITIES	634,198	514,118	329,798
EQUITY:
Ordinary shares	35	35	33
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	387,371	382,660	368,681
Accumulated gains	200,922	180,834	171,398
Accumulated other comprehensive loss	(19,937)	(33,826)	(13,232)
Total Daqo New Energy Corp.’s shareholders’ equity	566,642	527,954	525,131
Non-controlling interest	516	-	-
Total equity	567,158	527,954	525,131
TOTAL LIABILITIES & EQUITY	1,201,356	1,042,072	854,929

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the year ended December 31,
	2019	2018
Operating Activities:
Net income	$29,524	$38,766
Less: Income / (loss) from discontinued operations, net of tax	1,261	(23,030)
Net income from continuing operations	28,263	61,796
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	17,897	13,788
Inventory write-down	327	-
Depreciation of property, plant and equipment	47,371	27,718
Depreciation of right-of-use assets	49	-

Changes in operating assets and liabilities:
Accounts receivable	1,163	(540)
Notes receivable	2,389	12,023
Prepaid expenses and other current assets	(5,174)	(4,700)
Advances to suppliers	1,758	(1,915)
Inventories	(21,635)	(641)
Deferred tax assets	(545)	(152)
Right of use assets	(248)	-
Prepaid land use rights	583	588
Accounts payable	3,660	(9,449)
Notes payable	78,386	(14,205)
Accrued expenses and other current liabilities	2,943	(918)
Income tax payable	(605)	(7,314)
Advances from customers	18,063	2,076
Amount due to related parties	103	9
Deferred tax liabilities	5,242	-
Deferred government subsidies	(171)	(605)
Lease liabilities	164	-
Net cash provided by operating activities-continuing operations	179,983	77,559
Net cash provided by operation activities-discontinued operations	1,010	17,993
Net cash provided by operating activities	180,993	95,552

Investing activities:
Purchases of property, plant and equipment	(279,045)	(143,065)
Purchase of land use right	(6,592)	-
Purchase of short-term investment	-	(37,860)
Repayment of short-term investment	21,726	15,144
Acquisition of Xinjiang Daqo Investment	627	444
Net cash used in investing activities-continuing operations	(263,284)	(165,337)
Net cash provided by investing activities-discontinuing operations	1,457	617
Net cash used in investing activities	(261,827)	(164,720)

Financing activities:
Proceeds from related parties loans	-	34,831
Repayment of related parties loans	-	(34,831)
Proceeds from bank borrowings	178,226	56,003
Repayment of bank borrowings	(66,597)	(59,820)
Cash received from exercise of options	791	687
Proceeds from follow-on offering	-	113,541
Issuance cost	-	(6,919)
Paid-in capital received from non-controlling interests	515	-
Net cash provided by financing activities – continuing operations	112,935	103,492
Net cash used in financing activities – discontinued operations	(10,607)	(16,780)
Net cash provided by financing activities	102,328	86,712
Non-cash transactions
Effect of exchange rate changes	(1,320)	4,910
Net increase in cash, cash equivalents and restricted cash	20,174	22,454
Cash, cash equivalents and restricted cash at the beginning of the year	95,120	72,666
Cash, cash equivalents and restricted cash at the end of the year	115,294	95,120

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Dec 31, 2019	Dec 31, 2018
Cash and cash equivalents	52,685	66,401
Restricted cash	62,609	28,719
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	115,294	95,120

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Year ended
	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Net income from continuing operations	20,393	4,831	17,075	28,263	61,796
Income tax expense	5,972	1,561	1,563	9,623	11,717
Interest expense	3,936	2,551	1,891	10,397	10,763
Interest income	(208)	(193)	(441)	(983)	(1,236)
Depreciation & amortization	15,281	10,942	9,451	48,003	37,341
EBITDA (non-GAAP)	45,374	19,692	29,539	95,303	120,381
EBIDTA margin (non-GAAP)	38.2%	23.5%	39.1%	27.2%	39.9%

	Three months Ended			Year ended
	Dec. 31, 2019	Sep. 30, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Net income / (loss) attributable to Daqo New Energy Corp. shareholders	20,088	4,983	11,381	29,525	38,125
Long-lived assets impairment	-	-	-	-	18,770
Costs related to the non-operational Chongqing polysilicon operations	-	-	-	-	905
Share-based compensation	4,461	4,476	4,278	17,897	13,788
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	24,549	9,459	15,659	47,422	71,588
Adjusted earnings per basic ADS (non-GAAP)	$1.77	$0.69	$1.18	$3.49	$5.74
Adjusted earnings per diluted ADS (non-GAAP)	$1.72	$0.67	$1.16	$3.39	$5.50

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Christian Arnell

Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com